FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2007

Commission File No. 000-27476

CoolBrands International Inc.

(Translation of registrant's name into English)

210 Shields Court, Markham, Ontario Canada L3R 8V2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOLBRANDS INTERNATIONAL INC.

Date: April 20, 2007	By:	/s/ Michael Serruya
	Name:	Michael Serruya
	Title:	President and CEO

INDEX TO EXHIBITS

99.1	News Release dated April 20, 2007 - CoolBrands plans to file its fiscal 2007 second quarter results for the three months ended February 28, 2007 on May 2, 2007